I'm Dr. Georgine Lamvu, I'm a Professor of Ob/Gyn, a Gynecologic surgeon, a pelvic pain specialist, and an epidemiologist, and I'm thrilled to join the SoLa therapy team as its new Chief Science Officer.

Chronic pelvic pain affects around 10 million women in the United States and patients and clinicians alike are often frustrated by the lack of therapeutic options and access to care. Less than 5% of women with chronic pain have access to a pain specialist.

Sola Therapy is a breakthrough novel solution to help women suffering with this condition. It's a minimally invasive, easy to administer treatment, that avoids the side effects of pharmacotherapy or surgery.

In preliminary studies of more than 2,000 procedures performed since 2019, SoLa Therapy has helped more than 80% of women who received treatment.

As the Chief Science Officer, my goal will be to use research and data driven methods to increase access to this cutting-edge technology, to provide healthcare providers with the treatment option that can be easily incorporated into clinical practice and to improve the lives of women suffering from chronic pelvic pain everywhere.

I invite you to further explore our firm, and our offering, and consider joining us as we rise to the challenge of chronic pelvic pain.